# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Smith Micro Software, Inc., CIK 0000948708
CUSIP: 832154405
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 5800 Corporate Drive, Pittsburgh, Pennsylvania (PA), 15237
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001251368

## Reporting persons
- William W. Smith, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 120,070; shared voting power 3,194,533; sole dispositive power 120,070; shared dispositive power 3,194,533; aggregate amount beneficially owned 3,314,603 (18.7% of the class)

## Item 1. Issuer
Name of issuer: Smith Micro Software, Inc.
Address of issuer's principal executive offices: 5800 Corporate Drive, Pittsburgh, PA, 15237

## Item 2. Person Filing
Name of person filing: William W. Smith, Jr.
Address of principal business office or, if none, residence:
5800 Corporate Drive
Pittsburgh, PA 15237
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,314,603
Percent of class: 18.7
Sole power to vote or to direct the vote: 120,070
Shared power to vote or to direct the vote: 3,194,533
Sole power to dispose or to direct the disposition: 120,070
Shared power to dispose or to direct the disposition: 3,194,533

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: 3,194,533 shares are held in the name of the Smith Living Trust, for which Mr. Smith and his spouse are co-trustees.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- William W. Smith, Jr.: /s/ William W. Smith, Jr., William W. Smith, Jr. (02/12/2025)